Exhibit 8.1

List of Principal Subsidiaries and Variable Interest Entities of the Registrant*

Subsidiary	Place of Incorporation
Nova (Cayman) Inc.	Cayman Islands
TouchPal HK Co., Limited	Hong Kong
CooTek Hong Kong Limited	Hong Kong
TouchPal, Inc	United States
Shanghai Chule (CooTek) Information Technology Co., Ltd.	People’s Republic of China

Variable Interest Entity	Place of Incorporation
Shanghai Chubao (CooTek) Information Technology Co., Ltd	People’s Republic of China
Molihong (Shenzhen) Internet Technology Co., Ltd.	People’s Republic of China
Yingsun Information Technology (Ningbo) Co., Ltd.	People’s Republic of China
Shanghai Qiaohan Technology Co., Ltd.	People’s Republic of China

*           Other entities of CooTek (Cayman) Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.